EXHIBIT 99.1

Equinor ASA: Information relating to dividend for second quarter 2019

Key information relating to the cash dividend to be paid by Equinor (OSE: EQNR, NYSE: EQNR) for second quarter 2019.

  Dividend amount: 0.26
  Declared currency: USD
  Last day including rights: 15 November 2019
  Ex-date: 18 November 2019
  Record date: 19 November 2019
  Payment date: 27 November 2019
  Other information: Dividend per share in NOK will be communicated 25 November 2019.

This information is published in accordance with the requirements of the Continuing Obligations.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act